UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No. 1)

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☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

COMTECH TELECOMMUNICATIONS CORP.
(Name of Registrant as Specified in Its Charter)
OUTERBRIDGE PARTNERS, LP OUTERBRIDGE CAPITAL MANAGEMENT, LLC OUTERBRIDGE PARTNERS GP, LLC OUTERBRIDGE BARTLEBY FUND, LP OUTERBRIDGE BARTLEBY GP, LLC RORY WALLACE WENDI B. CARPENTER SIDNEY E. FUCHS

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COMTECH TELECOMMUNICATIONS CORP.

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2021 ANNUAL MEETING OF STOCKHOLDERS

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SUPPLEMENT DATED NOVEMBER 16, 2021 TO THE PROXY STATEMENT OF

OUTERBRIDGE PARTNERS, LP
IN OPPOSITION TO
THE BOARD OF DIRECTORS OF COMTECH TELECOMMUNICATIONS CORP.

___________________________

PLEASE VOTE THE WHITE PROXY CARD TODAY

Dear Fellow Stockholders:

Outerbridge Partners, LP and its affiliates (collectively, “Outerbridge” or “we”) are significant stockholders of Comtech Telecommunications Corp., a Delaware corporation (“Comtech” or the “Company”), who beneficially own, in the aggregate, 1,314,030 shares of common stock, $0.10 par value per share (the “Common Stock”), of the Company, constituting approximately 4.9% of the outstanding shares of Common Stock. Outerbridge is furnishing this Proxy Statement Supplement (the “Proxy Supplement”) and accompanying WHITE proxy card to the holders of the Common Stock and the Company’s Series A Convertible Preferred Stock (collectively, the “Voting Stock”) in connection with the solicitation of proxies to elect Outerbridge’s two (2) highly-qualified nominees, Wendi B. Carpenter and Sidney E. Fuchs (the “Nominees”), to the Comtech Board of Directors (the “Board”) at the Company’s 2021 Annual Meeting of Stockholders scheduled to be held virtually on December 17, 2021 at 9:00 a.m., Eastern Standard Time, at www.cesonlineservices.com/comtech2021 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). This Proxy Supplement is dated November 16, 2021, and is first being furnished to stockholders of the Company on or about November 16, 2021.

Outerbridge filed its definitive proxy statement (the “Definitive Proxy Statement”) for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on November 12, 2021. This Proxy Supplement updates certain information originally included in the Definitive Proxy Statement about the voting obligations of Magnetar Capital LLC and White Hat Capital Partners LP (collectively, the “Investors”) pursuant to those certain Voting Agreements between the Company and each of the Investors (the “Voting Agreements”) that were entered into in connection with the Company’s issuance and sale of up to 125,000 shares of the Series A Convertible Preferred Stock to the Investors, which was completed on October 19, 2021 (the “Preferred Stock Transaction”). Except as specifically modified or supplemented by the information contained in this Proxy Supplement, all information set forth in our Definitive Proxy Statement remains applicable.

In addition to numerous other concerning aspects of the Preferred Stock Transaction as detailed in our Definitive Proxy Statement, the Voting Agreements initially required the Investors to vote in favor of the Company’s nominees and otherwise generally in accordance with the Board’s recommendations on proposals presented at the Company’s annual meetings of stockholders following this year’s Annual Meeting, effectively guaranteeing the Investors’ continued support of the Board for years to come. Other Comtech stockholders likewise expressed concerns regarding the Preferred Stock Transaction, including with respect to the Voting Agreements. As disclosed in our Definitive Proxy Statement, on October 25, 2021, a Comtech stockholder filed a Verified Stockholder Class Action Complaint on behalf of all Comtech stockholders against Comtech’s Board, the Investors and the Company in the Delaware Court of Chancery alleging, among other things, that the Board breached its fiduciary duties by “approv[ing] the [Preferred Stock Transaction] to entrench themselves and undermine stockholders’ ability to freely vote to install . . . new directors that are not aligned with the incumbent regime…and locked up a significant percentage of the outstanding shares eligible to vote in director elections.”1 The parties subsequently filed a Stipulation and Proposed Order of Dismissal detailing a settlement agreement reached, including, among other things, an agreement by the Company that the Voting Agreements would not apply to director elections.

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1 Verified Stockholder Class Action Complaint at 32, Franchi v. Kornberg, C.A. No. 2021-0919-JRS (Del. Ch. 2021), as subsequently amended.

On November 12, 2021, the Company filed a Form 8-K with the SEC disclosing that the Company and the Investors entered into Amended and Restated Voting Agreements (the “Amended Voting Agreements”), copies of which were attached to the 8-K along with a copy of the Certificate of Correction correcting the Certificate of Designations by removing inoperative text regarding voting of the Series A Convertible Preferred Stock relating to the election of the Preferred Stock Director. Pursuant to the terms of the Amended Voting Agreements, the Investors will not be obligated to vote in the same manner as recommended by the Board with respect to the election of directors of the Company.

Although the Investors can now vote as they see fit on the election of directors, the Amended Voting Agreements would not have occurred absent stockholder pressure – continuing this Board’s troubling pattern of taking reactive measures and failing to proactively act with the best interests of stockholders in mind. Importantly, the Amended Voting Agreements do not otherwise alleviate our serious concerns regarding the Preferred Stock Transaction. We continue to believe the transaction serves no bona fide business purpose and was done solely to entrench management and the Board by diluting common stockholders who have suffered through years of underperformance by placing more than 13% of the vote into friendly hands ahead of a potential election contest.

It remains clear to us that immediate change is required at Comtech. We urge all stockholders of the Company to vote the WHITE proxy card TODAY in favor of the election of our highly-qualified Nominees at the upcoming Annual Meeting. For details regarding the qualifications of our Nominees, please see our Definitive Proxy Statement filed with the SEC on November 12, 2021. If you need another copy of our Definitive Proxy Statement or this Proxy Supplement, please contact Harkins Kovler, LLC, which is assisting Outerbridge with its effort to solicit proxies, at (800) 257-3995 or CMTL@harkinskovler.com.

If you are a stockholder as of the Record Date for the Annual Meeting, all WHITE proxy cards that have been submitted in connection with our mailing to stockholders of a proxy statement and proxy card on November 12, 2021 remain valid and will be voted at the Annual Meeting as marked.

THIS SOLICITATION IS BEING MADE BY OUTERBRIDGE AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF COMTECH.

IF YOU HAVE SUBMITTED A WHITE PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY BLUE PROXY CARD YOU RECEIVE FROM THE COMPANY. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.

IF YOU HAVE ALREADY SENT A BLUE PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE WHITE PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at www.restorecomtech.com

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